Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED

DECEMBER 31, 2018 AND 2017

(Presented in thousands of United States dollars, unless otherwise stated)

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management of Fortuna Silver Mines Inc. (the “Company”) (“we”, “us” or “our”) have prepared the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) and the accompanying Management’s Discussion and Analysis (“MD&A”) and are responsible for their content. The financial information presented in the MD&A is consistent with the information that is contained in the consolidated financial statements. The consolidated financial statements include, where necessary, amounts based on our estimates and judgement.

In order to discharge our responsibility for the integrity of the financial statements, the Company maintains a system of Internal Control over Financial Reporting and Disclosure Controls and Procedures. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with our authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in the hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well defined areas of responsibility.

The Board of Directors is responsible for overseeing the performance of our responsibilities for financial reporting and internal control over Financial Reporting and Disclosure Controls and Procedures. The Audit Committee, which is composed of non-executive directors, meets with us as well as the external auditors to ensure that we are properly fulfilling our financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, and the adequacy of the system of internal controls, and to review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the Company’s independent registered public accounting firm, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

/s/ Jorge Ganoza Durant	/s /Luis Ganoza Durant
President and Chief Executive Officer	Chief Financial Officer

Vancouver, Canada

March 12, 2019

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KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Fortuna Silver Mines Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Fortuna Silver Mines Inc. (the Company) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, cashflows and changes in equity for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 12, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 3(t) to the consolidated financial statements, the Company has changed its accounting policies for revenue and financial instruments as of January 1, 2018 due to the adoption of IFRS 15, Revenue from Contracts with Customers, and IFRS 9, Financial instruments.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

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Fortuna Silver Mines Inc.

Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

KPMG LLP (signed)

We have served as the Company’s auditor since 2017.

Vancouver, Canada
March 12, 2019

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KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Fortuna Silver Mines Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Fortuna Silver Mines Inc.’s (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the years then ended, and the related notes (collectively, the consolidated financial statements, and our report dated March 12, 2019 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, under the heading Management’s Report on Internal Control Over Financial Reporting in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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Fortuna Silver Mines Inc.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP (signed)

Chartered Professional Accountants

Vancouver, Canada
March 12, 2019

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Fortuna Silver Mines Inc.

Consolidated Income Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars, except per share amounts)

	Years ended December 31,
	2018	2017
Sales (note 24)	$263,296	$268,111
Cost of sales (note 25)	166,725	158,551
Mine operating income	96,571	109,560

Selling, general and administration (note 26)	26,189	24,911
Exploration and evaluation	723	1,534
Share of loss of equity-accounted investee (note 11)	21	192
Foreign exchange loss	6,091	2,034
Impairment reversal (note 10)	-	(31,119)
Other expenses (note 27)	1,961	1,681
	34,985	(767)
Operating Income	61,586	110,327

Interest and finance costs, net (note 28)	384	(408)
Gain (loss) on financial assets and liabilities carried at fair value	5,370	(4,968)
	5,754	(5,376)
Income before taxes	67,340	104,951

Income tax (note 29)
Current income tax expense	30,563	34,863
Deferred income tax expense	2,787	3,783
	33,350	38,646

Net income for the year	$33,990	$66,305

Earnings per share (note 23)
Basic	$0.21	$0.42
Diluted	$0.21	$0.42

Weighted average number of common shares outstanding (000's)
Basic	159,785	158,036
Diluted	161,636	158,312

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars)

	Years ended December 31,
	2018	2017

Net income for the year	$33,990	$66,305

Items that will remain permanently in other comprehensive income:
Changes in fair value of marketable securities, net of $nil tax	(69)	(307)
Items that may in the future be reclassified to profit or loss:
Changes in fair value of hedging instruments, net of $nil tax	(156)	369
Total other comprehensive income for the year	(225)	62
Comprehensive income for the year	$33,765	$66,367

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Consolidated Statements of Financial Position

As at December 31, 2018 and 2017

(Presented in thousands of US dollars)

	December 31,	December 31,
	2018	2017
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$90,503	$183,074
Short term investments	72,824	29,500
Accounts and other receivables (note 5)	32,769	36,370
Inventories (note 6)	14,386	17,753
Derivative assets (note 7)	2,646	140
Marketable securities	-	556
Income tax receivable	136	130
Prepaid expenses	4,559	3,231
Assets held for sale (note 12)	1,097	1,701
	218,920	272,455
NON-CURRENT ASSETS
Mineral properties and exploration and evaluation assets (note 8)	312,800	296,612
Plant and equipment (note 9)	192,200	133,664
Investment in associates (note 11)	4,277	2,694
Long-term receivables (note 13)	15,241	1,223
Deposits and advances to contractors (note 14)	43,079	-
Total assets	$786,517	$706,648

LIABILITIES
CURRENT LIABILITIES
Trade and other payables (note 15)	$48,510	$41,476
Current portion of closure and rehabilitation provisions (note 20)	841	1,656
Income taxes payable	8,358	14,237
Current portion of loan and lease obligations (note 18)	3,395	906
Derivative liabilities (note 7)	224	2,328
	61,328	60,603
NON-CURRENT LIABILITIES
Credit facility (note 17)	69,302	39,871
Other liabilities (note 19)	1,166	1,356
Closure and rehabilitation provisions (note 20)	15,102	12,577
Deferred tax liabilities (note 29)	31,444	28,657
Lease obligations (note 18)	5,371	-
Total liabilities	183,713	143,064

EQUITY
Share capital (note 22)	420,467	418,168
Reserves	18,946	16,015
Retained earnings	163,391	129,401
Total equity	602,804	563,584

Total liabilities and equity	$786,517	$706,648

/s/ Jorge Ganoza Durant	/s/ Kylie Dickson
Jorge Ganoza Durant	Kylie Dickson
Director	Director

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Consolidated Statements of Cashflows

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars)

	Years ended December 31,
	2018	2017
OPERATING ACTIVITIES
Net income for the year	$33,990	$66,305
Items not involving cash
Depletion and depreciation	44,774	42,522
Accretion of provisions	830	684
Income taxes	33,350	38,646
Share based payments expense, net of cash settlements	(2,051)	(36)
Share of loss of equity-accounted investee (note 11)	21	192
Impairment reversal of mineral properties, plant and equipment (note 10)	-	(31,119)
Loss on disposal of mineral properties, plant and equipment	167	1,652
Loss on debt modification (note 17)	653	-
Unrealized foreign exchange loss	453	910
Foreign exchange loss, Lindero Project	3,854	-
Unrealized (gain) loss on financial assets carried at fair value	(4,974)	3,386
Write-downs and other	2,605	999
	113,672	124,141
Accounts and other receivables	3,637	(11,782)
Prepaid expenses	(496)	(899)
Inventories	1,792	(4,744)
Trade and other payables	696	542
Rehabilitation payments	(682)	(793)
Cash provided by operating activities	118,619	106,465
Income taxes paid	(35,698)	(36,190)
Interest paid	(2,297)	(1,796)
Interest received	2,831	1,723
Net cash provided by operating activities	83,455	70,202

INVESTING ACTIVITIES
Purchases of short-term investments	(237,787)	(150,759)
Redemptions of short-term investments	191,632	160,636
Investments in marketable securities	-	(781)
Investments in associates	(1,148)	(1,372)
Additions to mineral properties, plant and equipment	(36,788)	(37,405)
Expenditures on Lindero Project	(61,108)	(10,226)
Deposits and advances to contractors	(43,079)	571
Proceeds from sale of assets	13	47
Additions to long-term receivables	(16,788)	-
Cash used in investing activities	(205,053)	(39,289)

FINANCING ACTIVITIES
Transaction costs on debt modification (note 17)	(1,338)	-
Proceeds from credit facility (note 17)	30,000	-
Proceeds from issuance of common shares	959	76,686
Share issuance costs	-	(5,018)
Repayments of finance lease obligations	(907)	(2,128)
Cash provided by financing activities	28,714	69,540
Effect of exchange rate changes on cash and cash equivalents	313	137
Increase (decrease) in cash and cash equivalents during the year	(92,571)	100,590
Cash and cash equivalents, beginning of the year	183,074	82,484
Cash and cash equivalents, end of the year	$90,503	$183,074

Cash and cash equivalents consist of:
Cash	$24,535	$80,054
Cash equivalents	65,968	103,020
Cash and cash equivalents, end of the year	$90,503	$183,074

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars, except for share amounts)

	Share capital		Reserves
	Number of common shares	Amount	Equity reserve	Hedging reserve	Fair value reserve	Foreign currency reserve	Retained earnings	Total equity

Balance at January 1, 2017	146,978,173	$343,963	$14,865	$(222)	$334	$1,115	$63,096	$423,151
Total comprehensive income
Net income for the year	-	-	-	-	-	-	66,305	66,305
Other comprehensive income	-	-	-	369	(307)	-	-	62
Total comprehensive income	-	-	-	369	(307)	-	66,305	66,367

Transactions with owners of the Company
Issuance of common shares	11,873,750	69,786	-	-	-	-	-	69,786
Issuance of shares for mineral property	239,385	1,128	-	-	-	-	-	1,128
Exercise of stock options	307,160	1,123	(325)	-	-	-	-	798
Exercise of warrants (note 22c)	238,515	2,168	(1,084)	-	-	-	-	1,084
Share-based payments (note 21)	-	-	1,270	-	-	-	-	1,270
	12,658,810	74,205	(139)	-	-	-	-	74,066

Balance at December 31, 2017	159,636,983	$418,168	$14,726	$147	$27	$1,115	$129,401	$563,584

Balance at January 1, 2018	159,636,983	$418,168	$14,726	$147	$27	$1,115	$129,401	$563,584
Total comprehensive income
Net income for the year	-	-	-	-	-	-	33,990	33,990
Other comprehensive loss	-	-	-	(156)	(69)	-	-	(225)
Total comprehensive income	-	-	-	(156)	(69)	-	33,990	33,765

Transactions with owners of the Company
Exercise of warrants (note 22c)	204,462	1,890	(944)	-	-	-	-	946
Exercise of stock options	20,000	21	(8)	-	-	-	-	13
Shares issued for share units	78,150	388	(388)	-	-	-	-	-
Share-based payments (note 21)	-	-	4,496	-	-	-	-	4,496
	302,612	2,299	3,156	-	-	-	-	5,455

Balance at December 31, 2018	159,939,595	$420,467	$17,882	$(9)	$(42)	$1,115	$163,391	$602,804

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

1.	Reporting Entity

Fortuna Silver Mines Inc. and its subsidiaries (the “Company”) is a publicly traded company incorporated and domiciled in British Columbia, Canada.

The Company is engaged in precious and base metal mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru and the San Jose silver and gold mine (“San Jose”) in southern Mexico, and is developing the Lindero Gold Project in northern Argentina.

Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, and on the Toronto Stock Exchange under the trading symbol FVI.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, Canada, V6C 3L6.

2.	Basis of Presentation

Statement of Compliance

These consolidated financial statements have been prepared by management of the Company in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) effective as of December 31, 2018.

On March 12, 2019, the Company’s Board of Directors approved these financial statements for issuance.

Presentation and Functional Currency

These financial statements are presented in United States Dollars (“$” or “US$” or “US dollars”), which is the functional currency of the Company. Reference to C$ are to Canadian dollars. All amounts in these financial statements have been rounded to the nearest thousand US dollars, unless otherwise stated.

Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for those assets and liabilities that are measured at fair values (Note 31) at the end of each reporting period.

3.	Significant Accounting Policies

The Company has consistently applied the following accounting policies to all periods presented in these consolidated financial statements.

(a)    Basis of Consolidation

These financial statements include the accounts of the Company. All significant intercompany transactions, balances, revenues, and expenses have been eliminated upon consolidation.

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition or control and up to the effective date of disposition or loss of control. Control is achieved when the Company has power over the investee, is exposed to or has rights to variable returns from its involvement with an investee, and had the ability to affect those returns through its power over the investee.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

Fortuna Silver Mines Inc. is the ultimate parent entity of the group. At December 31, 2018, the principal subsidiaries of the Company, their geographic locations, and the ownership interests held by the Company, were as follows:

Name	Location	Ownership	Principal Activity
Minera Bateas S.A.C. ("Bateas")	Peru	100%	Caylloma Mine
Compania Minera Cuzcatlan S.A. de C.V. ("Cuzcatlan")	Mexico	100%	San Jose Mine
Mansfield Minera S.A. ("Mansfield")	Argentina	100%	Lindero Project

(b)    Foreign Currency Translation

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange at each financial position date. Foreign exchange gains or losses on translation to the functional currency of an entity are recorded in profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

(c)    Cash, Cash Equivalents and Short Term Investments

Cash and cash equivalents include cash on hand, demand deposits, and money market instruments with maturities from the date of acquisition of 90 days or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Short-term investments consist of term deposits with original maturities in excess of three months but less than twelve months. Cash, cash equivalents and short term investments are designated as amortized cost.

(d)    Inventories

Inventories include metal contained in concentrates, stockpiled ore, materials and supplies. Costs allocated to metal inventories are based on average costs, which include direct mining costs, direct labor and material costs, mine site overhead, depletion and amortization. Costs allocated to materials and supplies are based on weighted average costs and include all costs of purchase and other costs in bringing these inventories to their existing location and condition. If carrying value exceeds net realizable amount, a write down is recognized. The write down may be reversed in a subsequent period if the circumstances which caused it no longer exist, to the extent that the related inventory has not been sold. Net realizable value is calculated as the estimated price at the time of sale based on prevailing metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell.

(e)    Investment in Associates

Associates are those entities in which the Company has significant influence, but not control or joint control, over the entity’s financial and operating policies. Interests in associates are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income of equity-accounted investees, until the date on which significant influence ceases.

An impairment test is performed when there is objective evidence of impairment, such as significant adverse changes in the environment in which the associate operates or there is a significant or prolonged decline in the fair value of the investment below its carrying amount. When there is objective evidence that an investment is impaired, a quantitative impairment test is performed and a loss is recorded if the recoverable amount is lower than the carrying amount. Impairment losses are reversed if the recoverable amount subsequently exceeds the carrying amount.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

(f)    Exploration and Evaluation Assets

Exploration expenditures on properties for which the Company does not have title or rights to are expensed when incurred. Significant payments related to the acquisition of land and mineral rights and the costs to conduct a preliminary evaluation to determine that the property has potential to develop an economic ore body are capitalized as incurred. The time between initial acquisition and a full evaluation of a property’s potential is dependent on many factors including, but not limited to, location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices.

The Company capitalizes the cost of acquiring, maintaining its interest and exploring mineral properties as exploration and evaluation assets until such time as the properties are placed into development, abandoned, sold, or considered to be impaired in value.

If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties. The Company uses the following criteria in its assessment:

•	the property has mineral reserves as referred to in Canadian National Instrument 43-101, and
•	when legal, permitting and social matters have been resolved sufficiently to allow mining of the body.

Exploration and evaluation assets are tested for impairment when an indicator of impairment is identified and upon reclassification to mining properties.

If no mineable ore body is discovered, all previously capitalized costs are expensed in the period in which it is determined the property has no economic value.

Proceeds received from the sale of interests in exploration and evaluation assets are credited to the carrying value of the mineral properties, plant and equipment. Exploration costs that do not relate to any specific property are expensed as incurred.

(g)    Mineral Properties, Plant and Equipment

i.    Operational Mining Properties and Mine Development

For operating mines, all mineral property expenditures are capitalized and amortized based on the unit-of-production method considering the expected production to be obtained over the life of the mineral property. The expected production includes proven and probable reserves and the portion of inferred resources expected to be extracted economically as part of the production cost.

Capitalized costs of producing properties are amortized on a unit-of-production basis over proven and probable reserves and the portion of inferred resources where it is considered highly probable that those resources are expected to be extracted economically.

The expected production to be obtained over the life of the mineral property is based on our life-of-mine production plans which typically include a portion of inferred resources, and therefore differ from the life-of-mine plans we publish as part of our 43-101 compliant technical reports which are based on reserves only. The decision to use inferred resources, and the portion of inferred resources to be included varies for each operation and is based on the geological characteristics of the ore body, the quality and predictability of inferred resources, and the conversion of inferred resources into measured and indicated (“M&I”) that we have historically achieved in the past.

Many factors are taken into account during resource classification including; the quality of drilling and sampling, drill/sample spacing, sample preparation and analysis, geological logging and modelling, database construction, geological interpretation and modelling, statistical/geostatistical analysis, interpolation method, local estimation, engineering studies, economic parameters, and reconciliation with actual results.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

Once the integrity of the data has been established, two important considerations around classification of resources are geologic continuity and possible variation of thickness and grade between samples. For our inferred resources at San Jose and Caylloma we are able to achieve a significant level of confidence on the existence of mineable material as geological continuity has been established by consistent drill hole intercepts both along strike and down-dip which provides us with reasonable confidence in the location of the structures. The vast majority of the inferred resources are interpolated, estimated between existing drill hole intercepts, as opposed to extrapolated where the grades are estimated beyond the furthest sample point, adding to our confidence in the geologic continuity of the veins. Furthermore, San Jose and Caylloma are not structurally complex deposits where faulting has disrupted geologic continuity.

With regards to the variation of thickness and grade between samples, we use statistical means to calculate the probability that tonnage and grade content falls within a certain accuracy over a given timeframe. If the potential variation is estimated to be within ± 25% at 90 percent confidence globally, we classify it as an inferred resource. This is equivalent to stating that we have 95 percent confidence that greater than 75% of the inferred tonnes, grade, and metal content will ultimately be recovered by the mine and hence that the same percentage or higher will be converted from an inferred resource to an indicated resource through infill drilling as per our policy of upgrading prior to production.

As part of our process to include inferred resources into our life-of-mine production plans we apply an economic cut-off to identify only the material that can be considered profitable to mine within our mine designs and at this time we apply a conversion or “risk” factor to the mining blocks comprised of inferred resources we include in such mine production plans. This conversion factor is based on the predictability of conversion derived from statistical estimates of confidence as described above and the support from historic conversion rates of inferred resources into M&I at each of our mines. The conversion factors used in our 2018 and 2017 life-of-mine plans were 90% at San Jose and 80% at Caylloma.

The percentage of inferred resources included as a component of the total mineable inventory (reserve + resource) considered in the 2018 life-of-mine evaluation for each operation as of December 31, 2018, was San Jose 21% (2017 and 2016: 23% and 28%); Caylloma 48% (2017 and 2016: 60% and 38%).

The Company reviews the conversion factors including past experience in assessing the future expected conversion of inferred resources to be used in the life-of-mine plans for inclusion of inferred resources once a year in light of new geologic information and conversion data and when events or circumstances indicate that a review should be made. The Company continually monitors expected conversion and any changes in estimates that arise from this review are accounted for prospectively.

Significant estimation is involved in determining resources and in determining the percentage of resources ultimately expected to be converted to reserves, which we determine based on careful consideration of both internal and external technical and economic data. Estimation of future conversion of resources is inherently uncertain and involves significant judgment and actual outcomes may vary from these judgments and estimates and such outcomes may have a material impact on the results. Revisions to these estimates are accounted for in the period in which the change in estimate arises.

Costs of abandoned properties are written-off.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

Commercial Production

Capital work in progress consists of expenditures for the construction of future mines and includes pre-production revenues and expenses prior to achieving commercial production. Commercial production is a convention for determining the point in time in which a mine and plant has completed the operational commissioning and has operational results that are expected to remain at a sustainable commercial level over a period of time, after which production costs are no longer capitalized and are reported as operating costs. The determination of when commercial production commences is based on several qualitative factors including but not limited to the following:

•	all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed; and
•	the ability to sustain ongoing production of ore at a steady or increasing level.

On the commencement of commercial production depletion of each mining property will be provided on a unit-of-production basis. Any costs incurred after the commencement of production are capitalized to the extent they give rise to a future economic benefit.

ii.    Plant and Equipment

Completed property, plant and equipment are recorded at cost, net of accumulated depreciation and impairments. Costs directly related to construction projects are capitalized to work in progress until the asset is available for use in the manner intended by management. Assets, other than capital works in progress, are depreciated to their residual values over their estimated useful lives as follows:

Land and buildings
Land	Not depreciated
Mineral properties	Units of production	Declining balance
Buildings, located at the mine	Units of production	Declining balance
Buildings, others (1)	6-10 years	Straight line
Leasehold improvements (1)	4-8 years	Straight line
Plant and equipment
Machinery and equipment (1)	3-15 years	Straight line
Furniture and other equipment (1)	2-13 years	Straight line
Transport units	4-5 years	Straight line
Capital work in progress	Not depreciated

(1)	The lesser of useful life or life of mine.

Equipment under finance lease is initially recorded at the present value of minimum lease payments at the inception of the lease and depreciated over the shorter of the lease term or useful life.

Spare parts and components included in machinery and equipment are depreciated over the shorter of the useful life of the component or the related machinery and equipment.

Borrowing costs attributed to the construction of qualifying assets are capitalized to mineral properties, plant and equipment, and are included in the carrying amounts of related assets until the asset is available for use in the manner intended by management.

Costs associated with commissioning activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the assets are ready for use in the manner intended by management.

On an annual basis, the depreciation method, useful economic life, and residual value of each component asset is reviewed with any changes recognized prospectively over its remaining useful economic life.

Page | 15

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

(h)    Asset Impairment

At the end of each reporting period, the Company makes an assessment of impairment indicators and if there are such indicators, then the Company performs a test of impairment.

For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows or cash generating units. These are typically individual mines or development projects. Brownfields exploration projects, located close to existing mine infrastructure, are assessed for impairment as part of the associated mine cash generating unit.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost of disposal (“FVLCD”) and value in use.

When the recoverable amount is assessed using pre-tax discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. For value in use, recent cost levels are considered, together with expected changes in costs are compatible with the current condition of the business. The cash flow forecasts are based on best estimates of the expected future revenues and costs, including the future cash costs of production, sustaining capital expenditures, and reclamation and closure costs.

Where a FVLCD model is used the cash flow forecast includes net cash flows expected to be realized from extraction, processing, and sale of mineral resources that do not currently qualify for inclusion in proven or probable reserves and the portion of resources expected to be extracted economically.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of recoverable amount but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized into earnings immediately.

(i)    Borrowing Costs

Interest and other financing costs incurred that are attributable to acquiring and developing exploration and development stage mining properties and constructing new facilities. (“qualifying assets”) are capitalized and included in the carrying amounts of qualifying assets until those qualifying assets are ready for their intended use.

Capitalization of borrowing costs incurred commences on the date the following three conditions are met:

•	expenditures for the qualifying asset are being incurred;
•	borrowing costs are being incurred; and,
•	activities that are necessary to prepare the qualifying asset for its intended use are being undertaken.

Borrowing costs incurred after the qualifying assets are ready for their intended use are expensed in the period in which they are incurred.

Transaction costs, comprised of legal fees and upfront commitment fee, associated with the credit facility for general working capital and for future capital projects are recorded as a debit to the bank loan and are amortized over the term of the credit facility using the effective interest rate method.

All other borrowing costs are expensed in the period in which they are incurred.

Page | 16

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

(j)    Assets Held for Sale

A non-current asset is classified as held for sale when it meets the following critieria:

•	The non-current asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; and,
•	The sale of the non-current asset is highly probable. For the sale to be highly probable:
o	The appropriate level of management must be committed to a plan to sell the asset;
o	An active program to locate a buyer and complete the plan must have been initiated;
o	The non-current asset or disposal group must be actively marketed for sale at a price that is reasonable in relation to its current fair value;
o	The sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale (with certain exceptions); and
o	Actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Assets held for sale are not depreciated and are recorded at the lower of their carrying amount and fair value less costs to sell.

(k)    Leases

A lease is classified as a finance lease when substantially all of the risks and rewards incidental to ownership of the leased asset are transferred from the lessor to the lessee by the agreement. At the commencement of the lease term, finance leases are recognized as assets and liabilities at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The assets are depreciated over the shorter of the asset’s useful lives and the term of the lease. Interest on the lease instalments is recognized as interest expense over the lease term using the effective interest method. Leases for land and buildings are recorded separately if the lease payments can be allocated accordingly.

Leases that do not transfer all the risks and rewards of ownership are classified as operating leases. Payments are recorded in profit or loss using the straight line method over their estimated useful lives.

(l)    Income Taxes

Income tax expense consists of current and deferred tax expense.

Current tax expense is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at period end adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to unused tax loss carry forwards, unused tax credits, and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in profit or loss in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

Page | 17

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

The following temporary differences do not result in deferred tax assets or liabilities:

•	the initial recognition of assets or liabilities, not arising in a business combination, that does not affect accounting or taxable income;
•	goodwill; and
•	investments in subsidiaries, associates and jointly controlled entities where the timing of reversal of the temporary differences can be controlled and reversal in the foreseeable future is not probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities, and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(m)   Provisions

i.    Closure and Rehabilitation Provisions

Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operation are initially recognized and recorded as a liability based on estimated future cash flows discounted at the risk-free rate.

The closure and reclamation provision (“CRP”) is adjusted at each reporting period for changes to the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the risk-free discount rate.

The liability is accreted to full value over time through periodic charges to profit or loss.

The amount of the CRP initially recognized is capitalized as part of the related asset’s carrying value and amortized to profit or loss. The method of amortization follows that of the underlying asset. The costs related to a CRP are only capitalized to the extent that the amount meets the definition of an asset and can bring about future economic benefit. For a closed site or where the asset which generated a CRP no longer exists, there is no longer future benefit related to the costs and as such, the amounts are expensed. For operating sites, a revision in estimates or a new disturbance will result in an adjustment to the CRP with an offsetting adjustment to the capitalized closure and rehabilitation costs.

ii.   Environmental Disturbance Restoration Provisions

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset and are referred to as environmental disturbance restoration provisions (“EDRP”). The costs associated with an EDRP are accrued and charged to earnings in the period in which the event giving rise to the liability occurs. Any subsequent adjustments to an EDRP due to changes in estimates are also charged to earnings in the period of adjustment. These costs are not capitalized as part of the long-lived asset’s carrying value.

iii.  Other Provisions

Provisions are recognized when a present legal or constructive obligation exists as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect of the time value of money is material the provision is discounted using an appropriate current market based pre-tax discount rate.

(n)    Share Capital

Common shares are classified as equity. Costs directly attributable to the issuance of common shares are shown in equity as a deduction from the proceeds.

Page | 18

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

(o)    Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of stock options and other equity-settled share-based payment arrangements are recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period. Where awards are forfeited because non-market based vesting conditions were not satisfied, the expense previously recognized are reversed in the period the forfeiture occurs.

Share-based payment expenses relating to cash-settled awards, including deferred and restricted share units are accrued and expensed over the vesting period based on the quoted market value of the Company’s common shares. As these awards will be settled in cash, the expense and liability are adjusted at each reporting period for changes in the underlying share price.

Equity settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the Company obtains the goods or the counter party renders the services.

i.    Stock Option Plan

The Company applies the fair value method of accounting for all stock option awards. Under this method, the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using the Black-Scholes option pricing model. The fair value of the options is expensed over the graded vesting period of the options.

ii.   Deferred Share Unit (“DSU”) Plan

Deferred share units are typically granted to non-executive directors of the Company. They are payable in cash upon resignation, retirement, removal, failure to achieve re-election, or upon a change of control of the Company. The DSU compensation liability is accounted for based on the number of DSUs outstanding and the quoted market value of the Company’s common shares at the financial position date. The year-over-year change in the DSU compensation liability is recognized in profit or loss.

iii.  Share Unit Plans

The Company’s amended and restated share unit plan (the “SU Plan”) covers all restricted share units (“RSUs”) and performance share unites (“PSUs”) granted by the Company on and after March 1, 2015. All RSUs granted prior to March 1, 2015 were governed by the restricted share unit plan dated November 12, 2010.

Restricted Share Units (“RSUs”)

The Company’s RSUs are settled in either cash or equity, as determined by the Company’s Board of Directors at the grant date and typically vest over three years.

For cash settled RSUs, the share-based payments expense is adjusted at each reporting period to reflect the change in quoted market price of the Company’s common shares and the vesting of each RSU grant, with a corresponding amount recorded in other liabilities.

For equity-settled RSUs, the fair value is determined based on the quoted market price of the Company’s common shares at the date of grant and the fair value is recognized as a share-based payment expense over the vesting period with a corresponding amount recorded in equity reserves.

Page | 19

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

Performance Share Units (“PSUs”)

Performance Share Units are performance-based awards for the achievement of specified performance metrics by specified deadlines and are settled in either cash or equity, as determined by the Company’s Board of Directors at the grant date and typically vest over three years.

For cash settled PSUs, the share-based payment expense is adjusted at each reporting period to reflect the change in quoted market price of the Company’s common shares, the vesting of each PSU grant and the expected performance factors with a corresponding amount recorded in other liabilities.

For equity-settled PSUs, the fair value is determined based on the quoted market price of the Company’s common shares at the date of grant and the number of PSUs expected to vest based on the performance factors. The fair value is recognized as a share-based payment expense over the vesting period with a corresponding amount recorded in equity reserves.

(p)    Related Party Transactions

Parties are considered to be related if one party has the ability directly, or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities, and include key management personnel of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

(q)    Earnings per Share

Basic earnings per share is computed by dividing the net income for the year by the weighted average number of common shares outstanding during the year.

The diluted earnings per share calculation is based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options issued should be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the year (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the year, but only if dilutive.

(r)    Segment Reporting

The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions. The Chief Executive Officer, as chief operating decision maker, considers the business from a geographic perspective considering the performance of the Company’s business units.

A geographical segment is a distinguishable component of the entity that is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different than those of segments operating in other economic environments.

The business operations comprise the mining and processing of silver-lead, zinc, and silver-gold and the sale of these products.

Page | 20

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

(s)    Significant Accounting Estimates and Judgements

The preparation of these financial statements requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the period end date and reported amounts of expenses during the reporting period. Such judgements and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such judgements and estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these consolidated financial statements for the year ended December 31, 2018, the Company applied the critical judgements and estimates as disclosed in note 4.

(t)    Adoption of New Accounting Standards

IFRS 15, Revenue from Contracts with Customers

The Company has adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) as of January 1, 2018. The Company elected to apply IFRS 15 using a modified retroactive approach by recognizing the cumulative effect of initially adopting this standard at the date of initial recognition. Comparative information has not been restated and continues to be reported under IAS 18 Revenue (“IAS 18”).

The Company has concluded that there was no cumulative effect adjustment required to be recognized at January 1, 2018. The details of the accounting policy changes and the quantitative impact of these changes are described below.

Concentrate Sales:

The Company earns revenue from contracts with customers related to its concentrate sales. Revenue from contracts with customers is recognized when a customer obtains control of the concentrate and the Company satisfies its performance obligation. The Company considers the terms of the contract in determining the transaction price, which is the amount the entity expects to be entitled to in exchange for the transferring of the concentrates. The transaction price of a contract is allocated to each performance obligation based on its stand-alone selling price.

The Company satisfies its performance obligations for its concentrate sales based upon specified contract terms which are generally upon delivery to the customer at a specified warehouse or upon loading of the concentrate onto a vessel. The Company typically receives payment within one to four weeks of delivery.

Revenue from concentrate sales is recorded based upon forward market price of the expected final sales price date. IFRS 15 does not consider provisional price adjustments associated with concentrate sales to be revenue from contracts with customers as they arise from changes in market pricing for silver, gold, lead and zinc between the delivery date and settlement date. As such, the provisional price adjustments are accounted for as derivatives and presented separately in Note 24 of these financial statements.

The Company has concluded that there were no significant changes in the accounting for concentrate sales as a result of the transition to IFRS 15, as the timing of control of the concentrate passing to the customer and the treatment of provisional pricing adjustments are unchanged from policies applied prior to the adoption of IFRS 15.

Page | 21

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

IFRS 9 Financial Instruments

The Company has adopted IFRS 9 Financial Instruments (“IFRS 9”) as of January 1, 2018. Prior periods were not restated and no material changes resulted from adopting this new standard. IFRS 9 introduced a revised model for classification and measurement, and while this has resulted in several financial instrument classification changes, as presented in Note 31, there were no quantitative impacts from adoption.

The details of accounting policy changes as a result of the adoption of IFRS 9 are described below:

(a)    Classification and measurement of financial assets and financial liabilities

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets: held to maturity, loans and receivables and available for sale.

Under IFRS 9, a financial asset is measured as either: amortized cost; fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL). All non-derivative financial liabilities are measured at amortized cost. The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated, and instead the hybrid financial instrument as a whole is assessed for classification.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (OCI). This election is made on an investment-by-investment basis. All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL.

The following accounting policies apply to the subsequent measurement of financial assets:

•	Financial assets at FVTPL - These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
•	Financial assets at amortized cost - These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
•	Equity investments at FVOCI - These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Gains or losses recognized on the sale of the equity investment are recognized in OCI and are never reclassified to profit or loss.

Page | 22

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

Upon adoption of IFRS 9, the Company made an irrevocable election to present in other comprehensive income subsequent changes in the fair value of its investments in marketable securities, which is substantially consistent with the accounting treatment prior to adoption. These financial assets are classified as FVOCI.

The original measurement categories under IAS 39 and the new measurement categories under IFRS 9 are summarized in the following table:

	Original (IAS 39)	New (IFRS 9)
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Term deposits	Loans and receivables	Amortized cost
Other receivables	Loans and receivables	Amortized cost
Marketable securities	Available for sale	FVOCI
Trade receivables from concentrate sales	FVTPL	FVTPL
Interest rate swap asset	Fair Value (hedging)	Fair Value (hedging)
Financial liabilities
Trade payables	Other liabilities	Amortized cost
Payroll payable	Other liabilities	Amortized cost
Share units payable	Other liabilities	Amortized cost
Credit facility	Other liabilities	Amortized cost
Other payables	Other liabilities	Amortized cost
Metal forward sales and zero cost collar contracts	FVTPL	FVTPL

(b)    Impairment of financial assets

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk.

For our trade receivables, we apply the simplified approach for determining expected credit losses which requires us to determine the lifetime expected losses for all our trade receivables. The expected lifetime credit loss provision for our trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, when required. We did not record an adjustment relating to the implementation of the expected credit loss model for our trade receivables.

(c)    Hedge accounting

The Company has elected to adopt the new general hedge accounting model in IFRS 9. This requires the Company to ensure that hedge accounting relationships are aligned with its risk management objectives and strategy and to apply a more qualitative and forward-looking approach to assessing hedge effectiveness.

The Company has established a strategy, in accordance with its current risk management policies, to use interest rate swaps to hedge against the variability in cash flows arising from changes in USD LIBOR based floating interest rate borrowing relating to its credit facility.

Page | 23

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

As per IFRS 9, hedging relationships that qualified for hedge accounting in accordance with IAS 39, that also qualify for hedge accounting in accordance with IFRS 9 (after taking into account any rebalancing of the hedging relationship on transition), are regarded as continuing hedging relationships. Hence, the original hedge relationship continues from the trade inception date of the interest rate swap to the maturity date of the interest rate swap associated with the hedged exposure, unless the hedging relationship is required to be terminated earlier.

Management qualitatively assess that the changes in value of the hedging instrument and the hedged item will move in opposite directions and will be perfectly offset. As both counterparties to the derivative are investment grade, the effect of credit risk is considered as neither material nor dominant in the economic relationship. The hedge was highly effective at transition date under IFRS 9. The portion of the gain or loss on the hedging instrument that is determined to be effective will be recognized directly in other comprehensive income while the amount that is determined to be ineffective, if any, will be recorded in the profit or loss during the life of the hedging relationship.

(u)    New Accounting Standards issued but not yet effective

In 2016, the IASB issued IFRS 16 Leases (“IFRS 16”), which is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier adoption permitted. IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items.

The Company assembled an implementation team to assess the impact of the leases standard. The implementation team has developed its project plan, education sessions have been completed and information has been compiled with respect to the population of contracts that will need to be assessed in light of the new standard. The Company has selected the modified retrospective approach and during the fourth quarter of 2018, the Company continued its detailed review of contracts. The Company also continued to develop calculation methodologies and draft financial statement disclosures.

On the transition date of January 1, 2019, the Company expects to recognize additional leases on the consolidated balance sheet, which will increase finance lease obligations and result in recognition of right of use assets. As a result of recognizing additional finance lease obligations, the expected impact is a reduction in cost of sales, as operating lease expense will be replaced by depreciation expense and finance expense. In addition, cashflow from operating activities will increase with a corresponding decrease to cashflow from financing activities. The Company is currently finalizing the quantification of the effect of this standard on the financial statements.

(v)    Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the year ended December 31, 2018.

4.    Use of Judgements and Estimates

(a)    Critical Accounting Estimates and Assumptions

Many of the amounts included in the consolidated financial statements require management to make judgements and/or estimates. These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Areas where critical accounting estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include:

Page | 24

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

Mineral Reserves and Resources and the Life of Mine Plan

We estimate our mineral reserves and mineral resources in accordance with the Canadian Securities Administrators National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements. Estimates of the quantities of the mineral reserves and mineral resources form the basis for our life of mine plans, which are used for the calculation of depletion expense under the units of production method, impairment tests, and forecasting the timing of the payments related to the environmental rehabilitation provision.

Significant estimation is involved in determining the reserves and resources included within our life of mine plans. Changes in forecast prices of commodities, exchange rates, production costs or recovery rates may result in our life of mine plan being revised and such changes could impact depletion rates, asset carrying values and our environmental rehabilitation provision. As at December 31, 2018 we have used the following long term prices for our reserve and resource estimations: Gold $1,320/oz, Silver $18.25/oz, Lead $2,270/t and Zinc $2,750/t.

In addition to the estimates above, estimation is involved in determining the percentage of resources ultimately expected to be converted to reserves and hence included in our life of mine plans. Our life of mine plans include a portion of inferred resources as we believe this provides a better estimate of the expected life of mine for certain types of deposits, in particular for vein type structures. The percentage of inferred resources out of the total tonnage included in the life of mine plans is based on site specific geological, technical, and economic considerations. Estimation of future conversion of resources is inherently uncertain and involves judgement and actual outcomes may vary from these judgements and estimates and such changes could have a material impact on the financial results. Some of the key judgements of the estimation process include geological continuity, stationarity in the grades within defined domains, reasonable geotechnical and metallurgical conditions, treatment of outlier (extreme) values, cut-off grade determination and the establishment of geostatistical and search parameters. Revisions to these estimates are accounted for prospectively in the period in which the change in estimate arises. See note 3(g)(i) of these financial statements.

Valuation of Mineral Properties and Exploration Properties

The Company carries its mineral properties at cost less accumulated depletion and any accumulated provision for impairment. The costs of each property and related capitalized expenditures are depleted over the economic life of the property on a units-of-production basis. Costs are charged to the consolidated income statement when a property is abandoned or when there is an impairment.

The Company undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and discounted net cash flows. Where previous impairment has been recorded the Company analyzes any impairment reversal indicators. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sales volumes, metal prices, foreign exchange rates, mineral resource and reserve quantities, future operating and capital costs to the end of the mine’s life, and reclamation costs. These estimates are subject to various risks and uncertainties which may ultimately have an effect on the expected recoverability of the carrying values of the mining properties and related expenditures.

The Company, from time to time, acquires exploration and development properties. When properties are acquired, the Company must determine the fair value attributable to each of the properties. When the Company conducts exploration on a mineral property and the results from the exploration do not support the carrying value, the property is written down to its new fair value which could have a material effect on the consolidated statement of financial position and the consolidated income statement.

Page | 25

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

Reclamation and Other Closure Provisions

The Company has obligations for reclamation and other closure activities related to its mining properties. The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change as a result of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies. As the estimate of the obligations is based on future expectations, a number of estimates and assumptions are made by management in the determination of closure provisions.

Revenue Recognition

The Company’s sales of metal in concentrates allow for price adjustments based on the market price at the end of the relevant quotational period (QP) stipulated in the contract. These are referred to as provisional pricing arrangments and are such that the selling price for metal in concentrate is based on the prevailing spot price on a specified future date. At each balance sheet date, the Company estimates the value of the trade receivable using forward metal prices. Adjustments to the sale price occurs based on movements in quoted market prices up to the end of the QP. The period between provisional invoicing and the end of the QP is generally between one and three months. Any future changes over the QP are embeeded within the provisionally priced trade receivables and are, therefore, within the scope of IFRS 9 and not within the scope of IFRS 15. As such, the provisional price adjustments are accounted for as derivatives and presented separately in Note 24 of these financial statements.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions.

A liability is recognized in the consolidated financial statements when the outcome of the legal proceedings is probable and the estimated settlement amount can be estimated reliably. Contingent assets are not recognized in the consolidated financial statements until virtually certain.

(b)    Critical Accounting Judgements in Applying the Entity’s Accounting Policies

Judgements that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (“temporary differences”) and losses carried forward. The determination of the ability of the Company to utilize tax loss carry-forwards to offset deferred tax liabilities requires management to exercise judgement and make certain assumptions about the future performance of the Company.

Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilization of the losses.

Page | 26

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

Assessment of Impairment and Reversal of Impairment Indicators

Management applies significant judgement in assessing whether indicators of impairment or reversal of impairment exist for an asset or a group of assets which could result in a testing for impairment. Internal and external factors such as significant changes in the use of the asset, commodity prices, life of mines, tax laws or regulations in the countries that our mines operate in and interest rates are used by management in determining whether there are any indicators of impairment or reversal of previous impairments.

As at December 31, 2018, the Company determined there were indicators of impairment at the Lindero Project due to increased direct capital costs as well as increased owner and other indirect costs due to construction delays that extended the project completion date. The Company performed a test of impairment based on the current life of mine plan using a discount rate of 7.25% and long-term gold and copper price of $1,313/oz and $7,391/tonne.  Other assumptions that factored into the test include forecast currency and inflation rates, contingency amount, future cash operating costs and initial and sustaining capital expenditures.  As a result, management estimated the recoverable amount of the Lindero Project as at December 31, 2018, determined on a fair value less cost of disposal basis, and concluded no impairment charge was required.  However, adverse changes in any of these assumptions in future periods may result in an impairment.

Functional Currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company has determined that its functional currency and that of its subsidiaries is the U.S. dollar. The determination of functional currency may require certain judgements to determine the primary economic environment. The Company reconsiders the functional currency used when there is a change in the events and conditions which determined the primary economic environment.

5.    Accounts and Other Receivables

	December 31,	December 31,
	2018	2017
Trade receivables from concentrate sales	$28,132	$34,250
Advances and other receivables	3,179	1,249
Value added taxes recoverable	1,458	871
Accounts and other receivables	$32,769	$36,370

The Company’s trade receivables from concentrate sales are expected to be collected in accordance with the terms of the existing concentrate sales contracts with its customers and no amounts were past due at December 31, 2018 or December 31, 2017.

6.    Inventories

	December 31,	December 31,
	2018	2017
Concentrate stockpiles	$1,671	$2,594
Ore stockpiles	3,166	4,144
Materials and supplies	9,549	11,015
Inventories	$14,386	$17,753

During the year ended December 31, 2018, the Company expensed $162,751 (2017 – $156,614) of inventories to cost of sales and wrote down $206 (2017 - $985) of materials and supplies to their net realizable value.

Page | 27

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

7.    Derivative Assets and Derivative Liabilities

	December 31,	December 31,
	2018	2017
Assets
Interest rate swap	$-	$140
Commodity derivative contracts	2,646	-
Derivative assets	$2,646	$140

Liabilities
Interest rate swap	$224	$-
Commodity derivative contracts	-	2,328
Derivative liabilities	$224	$2,328

(a)    Commodity derivative contracts

In 2017, the Company entered into zero cost collars for an aggregate 7,500 tonnes of lead with a floor price of $2,100 per tonne and a cap price of $2,500 per tonne, maturing from August 2017 to October 2018. In 2018, the Company also entered into zero cost collars for an aggregate 6,500 tonnes of zinc with a floor price of $2,500 per tonne and a cap price of $2,965 per tonne, maturing from January to October 2018.

In 2018, the Company entered into zero cost collars for an aggregate of 6,000 tonnes of zinc with a floor price of $3,050 per tonne and a cap price of $3,300 per tonne maturing between November 2018 and June 2019.

The zinc and lead contracts are derivative financial instruments and are not accounted for as designated hedges under IFRS 9. They were initially recognized at fair value on the date on which the related derivative contracts were entered into and are subsequently re-measured to estimated fair value. Any gains or losses arising from changes in the fair value of the derivatives are credited or charged to profit or loss.

The following table summarizes the gains (losses) from the settlement of and the open positions for the zinc and lead forward sales contracts:

	Years ended December 31,
	2018	2017
Realized
Zinc Contracts
Tonnes settled	8,000	7,803
Average settlement price per tonne	$2,925	$2,894
Settlement losses	$(49)	$(1,521)

Lead Contracts
Tonnes settled	6,000	4,465
Average settlement price per tonne	$2,302	$2,361
Settlement gains (losses)	$443	$19

Unrealized
Zinc Contracts
Open positions - tonnes	4,500	6,500
Price per tonne	$3,050 - 3,300	$2,500 - 3,190
Unrealized gains (losses)	$4,630	$(2,957)

Lead Contracts
Open positions - tonnes	-	6,000
Price per tonne	$-	$2,100 - 2,689
Unrealized gains (losses)	$344	$(344)

Page | 28

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

(b)    Interest rate swap

Effective April 1, 2015, the Company entered into an interest rate swap on a notional amount of $40,000, which expires on March 25, 2019 and matched the original maturity of the bank loan. The swap had been designated as a hedge for accounting purposes. The swap was entered into to hedge the variable interest rate risk on the Company’s $40,000 bank loan. The fixed interest rate on the swap was 1.52% and the floating amount was based on the one-month LIBOR rate. The swap was settled on a monthly basis, with settlement being the net difference between the fixed and floating interest rates.

In January 2018, the Company amended its credit facility and terminated the Swap. As a result, the Company received a $214 settlement payment. The Company entered into a new interest rate swap on a notional amount of $40,000 for a term of four years in connection with the amended credit facility (Note 17) to hedge the variable interest rate risk on the Company’s credit facility. The fixed interest rate on the Swap is 2.61% and the floating amount is based on the one-month LIBOR rate. The Swap is settled on a monthly basis, with settlement being the net difference between the fixed and floating interest rates. The Swap has been designated as a hedge for accounting purposes.

During the year ended December 31, 2018, the Company recognized an unrealized loss of $156 (2017 – $369 gain), related to fair value adjustments through other comprehensive income. The Swap was determined to be an effective hedge for the years ended December 31, 2018 and 2017, respectively.

8.    Mineral Properties and Exploration and Evaluation Assets

	Depletable		Not depletable
	Caylloma	San Jose	Lindero	Other	Total
COST
Balance at December 31, 2017	$112,669	$164,198	$140,154	$4,150	$421,171
Additions	8,240	12,035	14,782	3,647	38,704
Changes in rehabilitation provision	716	(624)	918	-	1,010
Balance at December 31, 2018	$121,625	$175,609	$155,854	$7,797	$460,885

ACCUMULATED DEPLETION
Balance at December 31, 2017	$61,053	$63,506	$-	$-	$124,559
Depletion	7,154	16,372	-	-	23,526
Balance at December 31, 2018	$68,207	$79,878	$-	$-	$148,085

Net Book Value at December 31, 2018	$53,418	$95,731	$155,854	$7,797	$312,800

Page | 29

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

	Depletable		Not depletable
	Caylloma	San Jose	Lindero	Other	Total
COST
Balance at December 31, 2016	$100,630	$151,259	$130,590	$1,844	$384,323
Additions	10,599	13,888	9,234	2,508	36,229
Changes in rehabilitation provision	1,448	(931)	301	-	818
Disposals	-	-	-	(202)	(202)
Reclassifications	(8)	(18)	29	-	3
Balance at December 31, 2017	$112,669	$164,198	$140,154	$4,150	$421,171

ACCUMULATED IMPAIRMENT
Balance at December 31, 2016	$31,900	$-	$-	$-	$31,900
Impairment reversal	(31,900)	-	-	-	(31,900)
Balance at December 31, 2017	$-	$-	$-	$-	$-

ACCUMULATED DEPLETION
Balance at December 31, 2016	$42,059	$46,829	$-	$-	$88,888
Impairment reversal	13,038	-	-	-	13,038
Depletion	5,956	16,677	-	-	22,633
Balance at December 31, 2017	$61,053	$63,506	$-	$-	$124,559

Net Book Value at December 31, 2017	$51,616	$100,692	$140,154	$4,150	$296,612

As at December 31, 2018 the Company has capitalized interest of $1,125 (December 31, 2017 - $146) related to the Lindero Project.

The assets of the Caylloma Mine, San Jose Mine and the Lindero Project and their holding companies, are pledged as security under the Company’s credit facility.

(a)    Exploration and Evaluation Assets

Included in mineral properties are exploration and evaluation assets which are categorized as not depletetable in the above tables.

(i)    Tlacolula Property

On August 2, 2017, the Company completed a Purchase and Sale Agreement with Radius Gold Inc. to acquire the Tlacolula gold property (the “Property”) for total consideration of $1,328, comprising of $150 cash and the issuance of 239,385 common shares valued at $1,128. Radius was granted a 2% NSR royalty on the Property, of which one-half of the royalty can be purchased for $1,500. During the year ended December 31, 2018, the Company spent $170 (December 2017 - $ 1,486) on the Property.

(ii)   Other exploration projects

During the year ended December 31, 2018, the Company spent $3,647 (December 31, 2017 - $ 2,508) on acquisition and exploration of other projects in Serbia, Mexico and Argentina.

Page | 30

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

9.    Plant and Equipment

	Machinery and equipment	Buildings and leasehold improvements	Furniture and other equipment	Transport units	Equipment under finance lease	Capital work in progress	Total
COST
Balance at December 31, 2017	$62,217	$131,738	$6,315	$1,163	$7,295	$12,921	$221,649
Additions	3,122	390	6,411	994	-	68,214	79,131
Change in rehabilitation provision	550	-	-	-	-	-	550
Disposals	(1,859)	-	(328)	(30)	(26)	-	(2,243)
Reclassifications	10,158	9,190	(3,495)	36	6,142	(22,031)	-
Balance at December 31, 2018	$74,188	$141,318	$8,903	$2,163	$13,411	$59,104	$299,087

ACCUMULATED DEPRECIATION
Balance at December 31, 2017	$27,570	$52,353	$3,890	$662	$3,510	$-	$87,985
Disposals	(1,719)	-	(264)	(31)	(26)	-	(2,040)
Reclassifications	3,152	538	(19)	37	(3,708)	-	-
Depreciation	6,840	12,656	833	282	331	-	20,942
Balance, December 31, 2018	$35,843	$65,547	$4,440	$950	$107	$-	$106,887

Net Book Value at December 31, 2018	$38,345	$75,771	$4,463	$1,213	$13,304	$59,104	$192,200

	Machinery and equipment	Buildings and leasehold improvements	Furniture and other equipment	Transport units	Equipment under finance lease	Capital work in progress	Total
COST
Balance at December 31, 2016	$57,685	$132,067	$15,848	$1,095	$7,810	$941	$215,446
Additions	2,978	276	726	108	-	10,812	14,900
Changes in rehabilitation provision	312	-	-	-	-	-	312
Disposals	(3,461)	(1,184)	(3,006)	(110)	(515)	(730)	(9,006)
Reclassifications	4,703	579	(7,253)	70	-	1,898	(3)
Balance at December 31, 2017	$62,217	$131,738	$6,315	$1,163	$7,295	$12,921	$221,649

ACCUMULATED IMPAIRMENT
Balance at December 31, 2016	$3,776	$16,154	$2,365	$-	$475	$-	$22,770
Disposals	(1)	-	-	-	(75)	-	(76)
Impairment reversal	(3,775)	(16,154)	(2,365)	-	(400)	-	(22,694)
Balance, December 31, 2017	$-	$-	$-	$-	$-	$-	$-

ACCUMULATED DEPRECIATION
Balance at December 31, 2016	$17,864	$33,479	$6,748	$576	$3,146	$-	$61,813
Disposals	(2,549)	(448)	(1,507)	(101)	(440)	-	(5,045)
Reclassifications	3,907	-	(3,920)	13	-	-	-
Impairment reversal	2,449	6,484	1,253	-	251	-	10,437
Depreciation	5,899	12,838	1,316	174	553	-	20,780
Balance at December 31, 2017	$27,570	$52,353	$3,890	$662	$3,510	$-	$87,985

Net Book Value at December 31, 2017	$34,647	$79,385	$2,425	$501	$3,785	$12,921	$133,664

During the year ended December 31, 2018, spending on capital work in progress totaled $68,214 and is comprised of $59,356 on the Lindero Project construction, $7,062 at the Caylloma mine on the tailings dam expansion and other capital projects and $1,796 on the dry stack tailing expansion at the San Jose mine.

Page | 31

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

10.   Impairment Reversal

For the year ended December 31, 2017, the Company recognized an impairment reversal of $31,119 with respect to the Caylloma Mine. The impairment reversal was due to the significant increase in resources from the successful exploration drill program at the Animas NE vein and increases in the estimated zinc and lead prices. With the increase in resources, as well as increases in estimated prices, management updated its mine plan for the Caylloma mine. The new mine plan significantly improved the production profile and the associated cash flows compared with the Company’s previous estimates and accordingly, was considered to be an indicator of impairment reversal.

The impairment charges were recorded during the years ended December 31, 2015 and 2013 and totaled $55,000 before tax. The amount of impairment reversal is limited to the carrying amount had no impairment been recognized in prior periods, net of depletion and amortization which would have been recognized.

The recoverable amount of the Caylloma Mine was determined based on its fair value less costs of disposal estimated utilizing a discounted cash flow model. The projected cash flows used are significantly affected by changes in assumptions for metal prices, changes in the amount of recoverable reserves and resources, production cost estimates, future capital expenditures and discount rates. The discounted cash flow model is a Level 3 measurement in the fair value hierarchy.

For the year ended December 31, 2017, the Company’s impairment testing incorporated the following key assumptions in addition to the increase in the estimated life of the mine:

(a)    Weighted average cost of capital

As at December 31, 2017, projected cash flows were discounted using a real after-tax discount rate of 4.1% which represented the estimated weighted average cost of capital.

(b)    Metal Price assumptions

Metal Price Assumptions	2018	2019	2020	2021	2022 -2025
Silver price ($ per ounce)	$17.56	$18.44	$19.00	$19.00	$18.40
Gold price ($ per ounce)	$1,300	$1,300	$1,342	$1,325	$1,325
Lead price ($ per tonne)	$2,469	$2,403	$2,315	$2,205	$2,205
Zinc price ($ per tonne)	$3,175	$3,031	$2,756	$2,756	$2,425

11.   Investment in Associates

i)    Medgold Resources Corp.

In June 2016, the Company acquired 10 million common shares and 10 million common share purchase warrants of Medgold Resources Corp. (“Medgold”). On February 7, 2017, the Company exercised its common share purchase warrants to purchase 10 million common shares of Medgold which resulted in the Company increasing its interest to 24.0% As a result, the Company has significant influence over Medgold commencing on February 7, 2017, and accounts for its investment using the equity method.

In October 2018, the Company acquired through a private placement 1,079,700 additional units of Medgold at a price of C$0.30 per unit for cash consideration of C$324 ($249). Each unit was comprised of one common share and one common share purchase warrant excersiable at C$0.40 per share until October 16, 2020. Folowing the transaction, the Company owned approximately 22.2% of the outstanding shares of Medgold.

The Company is related to Medgold by virtue of a director in common.

Page | 32

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

ii)   Prospero Silver Corp.

In May 2017, the Company acquired by way of a private placement 5,357,142 units of Prospero Silver Corp. (“Prospero”) at a price of C$0.28 per unit for cash consideration of C$1,500. Each unit was comprised of one common share and one common share purchase warrant exercisable at C$0.35 per share until May 2020. Following the transaction, the Company owned approximately 15% of the issued and outstanding common shares of Prospero and would own approximately 25.9%, if all of the warrants were exercised.

On May 18, 2018, the Company exercised its share purchase warrants to purchase 5,357,142 common shares of Prospero. Upon the exercise of these warrants, the Company held a 20.3% interest in Prospero and determined that it had the ability to exercise significant influence over Prospero. Accordingly, the Company commenced accounting for its investment using the equity method as of May 18, 2018.

On September 17, 2018, the Company acquired through a private placement 4,746,667 additional common shares of Prospero at a price of C$0.075 per share for cash consideration of C$356 ($274).

Investments in associates as at December 31, 2018, were comprised of:

	Proportion of ownership held		Market Value ($C)
Name	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Medgold Resources, Corp.	22%	22%	$2,740	$3,200
Prospero Silver Corp.	27%	15%	$927	$696

Medgold and Prospero are Canadian public companies which trades on the TSX Venture Exchange under the ticker symbol MED and PSL, respectively, and are quoted in Canadian dollars (“C$”). Medgold’s principal business activity is the acquisition and exploration of resource properties in Serbia and Prospero’s principal business activity is the acquisition and exploration of resource properties in Mexico.

	Medgold	Prospero	Total
Medgold shares and warrants presented as marketable securities, December 31, 2016	$1,579	$-	$1,579
Fair value adjustments prior to February 7, 2017	(65)	-	(65)
Exercise of warrants	1,372	-	1,372
Share of Medgold's net loss	(192)	-	(192)
Balance at December 31, 2017	2,694	-	2,694
Prospero shares and warrants presented as marketable securities, December 31, 2017	-	556	556
Fair value adjustments prior to May 18, 2018	-	(99)	(99)
Exercise of warrants	-	624	624
Purchase of additional shares	249	274	523
Share of net income (loss)	132	(153)	(21)
Balance at December 31, 2018	$3,075	$1,202	$4,277

Page | 33

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

12.   Assets Held for Sale

Changes to assets held for sale during the year ended December 31, 2018 and 2017 are as follow:

Balance as at December 31, 2016	$-
Transfer from property, plant and equipment	1,701
Balance at December 31, 2017	1,701
Transfer from property, plant and equipment	194
Dispositions	(107)
Write-downs	(691)
Balance at December 31, 2018	$1,097

13.   Long-term Receivables

As at December 31, 2018, there was $15,241 (2017 - $1,223) of value added tax recoverable from expenditures on the development of the Lindero Project in Argentina. The Company expects recovery of these amounts to commence once the Lindero Project reaches commercial production.

14.   Deposits and Advances to Contractors

As at December 31, 2018, the Company has provided advances of $42,938 (2017 – nil) to contractors related to the construction of the Lindero Project and $141 (2017 – nil) on other capital projects at the Caylloma Mine.

15.   Trade and Other Payables

	December 31,	December 31,
	2018	2017
Trade accounts payable	$14,099	$13,576
Lindero construction trade payables	10,120	142
Refundable deposits to contractors	1,278	686
Payroll payable	14,976	13,752
Mining royalty	890	1,023
Value added taxes payable	-	1,285
Interest payable	189	137
Due to related parties (note 16)	17	-
Other payables	1,893	411
	43,462	31,012

Deferred share units payable	3,116	5,094
Restricted share units payable	1,932	2,679
Performance share units payable	-	2,691
Total current share units payable	5,048	10,464

Total trade and other payables	$48,510	$41,476

Page | 34

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

16.   Related Party Transactions

In addition to the related party transactions and balances disclosed elsewhere in these financial statements, the Company entered into the following related party transactions during the years ended December 31, 2018 and 2017:

a)    Purchase of Goods and Services

During the year ended December 31, 2018 and 2017, the Company entered into the following related party transactions with Gold Group Management Inc. and Mill Street Services Ltd., companies with directors in common with the Company.

	Years ended December 31,
	2018	2017
Personnel costs	$118	$138
General and administrative expenses	193	175
	$311	$313

The Company has outstanding balances payable with Gold Group Management Inc. of $17 as at December 31, 2018 (December 31, 2017 - $nil). Amounts due to related parties are due on demand, and are unsecured.

b)    Key Management Personnel

	Years ended December 31,
	2018	2017
Salaries and benefits	$4,471	$4,704
Directors fees	709	594
Consulting fees	139	138
Share-based payments	3,545	3,672
	$8,864	$9,108

17.   Credit Facility

In April 2015, the Company drew down $40,000 of the $60,000 available under its credit facility agreement with the Bank of Nova Scotia (“Credit Facility”). The Credit Facility was secured by a first ranking lien on the assets of Bateas, Cuzcatlan, and their holding companies. Interest on the Credit Facility was calculated using the one, two, three, or six-month US$ LIBOR rates plus a graduated margin based on the Company’s leverage ratio, as defined in the Credit Facility. Interest was payable one month in arrears. The Credit Facility was repayable with a balloon payment on the maturity date of April 1, 2019.

On January 26, 2018, the Company entered into an amended and restated four-year term credit facility with the Bank of Nova Scotia (“Amended Credit Facility”) with a maturity date of January 26, 2022. The Amended Credit Facility consists of a $40,000 non-revolving credit facility (“Tranche A”), which has been fully drawn and an $80,000 revolving credit facility (“Tranche B”). An upfront lenders fee and transactions cost of $793 were payable on closing of the Amended Credit Facility.

The Amended Credit Facility was further amended on December 13, 2018 (the “Third Amendment and Restated Credit Agreement”) whereby the revolving facility was increased by an additional $30,000 to $110,000 for a temporary period from December 13, 2018 to December 13, 2020. At such time if any part of the additional $30,000 has been advanced it must be repaid by December 13,2020, and the balance of the revolving portion of the facility must be repaid as per the terms of the Third Amendment and Restated Credit Agreement on January 26, 2022. The Company incurred fees of $545 to the lenders and have been charged to transaction costs.

Page | 35

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

The interest rate on the Amended Credit Facility is on a sliding scale at one-month LIBOR plus an applicable margin ranging from 2.5% to 3.5%, based on a Total Debt to EBITDA ratio, as defined in the Amended Credit Facility. The Amended Credit Facility is secured by a first ranking lien on the assets of Minera Bateas S.A.C. (“Bateas”), Compania Minera Cuzcatlan S.A. de C.V. (“Cuzcatlan”), Mansfield Minera S.A. (“Mansfield”) and their holding companies. The Company must comply with the terms in the Amended Credit Facility relating to, among other matters, reporting requirements, conduct of business, insurance, notices, and must comply with certain financial covenants, including a maximum debt to EBITDA ratio and a minimum tangible net worth, each as defined in the Amended Credit Facility.

The amendments to the credit facility were accounted for as a modification under IFRS 9 and a loss of $653 was recognized in finance cost in the consolidated income statement.

Balance at December 31, 2017	$39,871
Loss on modifications	653
Transaction costs paid	(1,338)
Amortization of transaction costs	116
Drawdown of facility	30,000
Balance at December 31, 2018	$69,302

As at December 31, 2018 there is $80,000 undrawn from the credit facility.

The Company is in compliance with all of the covenants as at December 31, 2018.

18.   Finance Lease Obligations

	Minimum lease payments
	December 31,	December 31,
	2018	2017
Less than one year	$3,912	$912
Between one and five years	5,744	-
Total lease obligations	9,656	912
Less: future finance charges	(890)	(6)
Present value of minimum lease payments	$8,766	$906

Presented as:
Current portion	$3,395	$906
Non-current portion	5,371	-

19.   Other Liabilities

	December 31,	December 31,
	2018	2017
Restricted share units (note 21)	$125	$1,256
Other non-current liabilities	1,041	100
	$1,166	$1,356

Page | 36

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

20.   Closure and Rehabilitation Provisions

	Closure and rehabilitation provisions
	Caylloma Mine	San Jose Mine	Lindero Project	Total
Balance December 31, 2017	9,624	4,100	509	14,233
Changes in estimate	1,266	(624)	896	1,538
Reclamation expenditures	(559)	(123)	-	(682)
Accretion	469	361	22	852
Effect of foreign exchange changes	-	2	-	2
Balance December 31, 2018	10,800	3,716	1,427	15,943
Less: Current portion	682	159	-	841
Non-current portion	$10,118	$3,557	$1,427	$15,102

	Closure and rehabilitation provisions
	Caylloma Mine	San Jose Mine	Lindero Project	Total
Balance December 31, 2016	$8,182	$4,822	$208	$13,212
Changes in estimate	1,761	(1,152)	301	910
Incurred and charged against the provision	(623)	(170)	-	(793)
Accretion	304	380	-	684
Effect of foreign exchange changes	-	220	-	220
Balance December 31, 2017	9,624	4,100	509	14,233
Less: Current portion	1,533	123	-	1,656
Non-current portion	$8,091	$3,977	$509	$12,577

Closure and reclamation provisions represent the present value of rehabilitation costs relating to mine and development sites. There have been no significant changes in requirements, laws, regulations, operating assumptions, estimated timing and amount of closure and rehabilitation obligations during year ended December 31, 2018, except for the change in anticipated timing of reclamation expenditures caused by the extended Caylloma life of mine.

	Closure and rehabilitation provisions
	Caylloma Mine	San Jose Mine	Lindero Project	Total
Anticipated settlement date	2022 - 2027	2025 - 2037	2029 - 2042
Undiscounted uninflated estimated cash flow	$11,263	$4,991	$1,653	$17,907
Estimated life of mine (years)	10	6	14
Discount rate	4.37%	8.62%	2.87%
Inflation rate	2.00%	3.72%	2.20%

The Company is expecting to incur annual progressive reclamation expenses throughout the life of its mines.

Page | 37

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

21.  Share Based Payments

(a)    Deferred Share Units

	Number of Deferred Share Units	Fair Value
Outstanding, December 31, 2016	883,068	$4,992
Grants	91,108	429
Changes in fair value	-	(327)
Outstanding, December 31, 2017	974,176	5,094
Grants	101,612	482
Units paid out in cash	(225,724)	(1,251)
Changes in fair value	-	(1,209)
Outstanding, December 31, 2018	850,064	$3,116

(b)    Restricted Share Units

	Cash Settled		Equity Settled
	Number of Restricted Share Units	Fair Value	Number of Restricted Share Units
Outstanding, December 31, 2016	1,337,720	$4,489	-
Grants to officers	15,748	74	390,751
Grants to employees	38,037	181	-
Vested	(406,022)	(2,114)	-
Forfeited or cancelled	(5,007)	(5)	-
Changes in fair value and vesting	-	1,310	-
Outstanding, December 31, 2017	980,476	3,935	390,751
Grants to officers	16,129	76	417,135
Grants to employees	71,630	338	4,895
Units paid out in cash	(405,821)	(1,915)	-
Vested	-	-	(78,150)
Forfeited or cancelled	(3,029)	(15)	-
Changes in fair value and vesting	-	(362)	-
Outstanding, December 31, 2018	659,385	$2,057	734,631
Current portion		1,932
Non-current portion		125
Outstanding, December 31, 2018		$2,057

The fair values of the 422,030 (December 31, 2018 – 390,751) restricted share units granted during the year ended December 31, 2018 were between $4.71 (C$6.20) and $5.54 (C$7.15) (December 31, 2017 – $4.71 (C$6.35)).

Page | 38

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

(c)    Performance Share Units

	Cash Settled		Equity Settled
	Number of Performance Share Units	Fair Value	Number of Performance Share Units
Outstanding, December 31, 2016	885,535	$3,545	-
Units paid out in cash	(332,076)	(1,770)	-
Changes in fair value and vesting	-	916	-
Outstanding, December 31, 2017	553,459	2,691	-
Grants	-	-	1,002,166
Vested	(553,459)	(2,596)	-
Changes in fair value and vesting	-	(95)	-
Outstanding, December 31, 2018	-	$-	1,002,166

The fair value per unit of the 1,002,166 (December 31, 2018 – 390,751) performance share units granted during the year ended December 31, 2018 was $4.71 (C$6.20) (December 31, 2017 – $nil).

22.  Share Capital

(a)    Authorized Share Capital

The Company has an unlimited number of common shares without par value authorized for issue.

In February 2017, the Company closed an offering by issuing an aggregate of 11,873,750 common shares at a price of US$6.30 per common share for gross proceeds of $74,804, or net proceeds of $70,497 after share issuance costs.

(b)    Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options. As at December 31, 2018, a total of 1,574,403 common shares were available for issuance under the plan.

	Number of stock options	Weighted average exercise price
		Canadian dollars
Outstanding, December 31, 2016	844,993	$4.19
Exercised	(307,160)	3.39
Forfeited	617,694	6.35
Outstanding, December 31, 2017	1,155,527	5.56
Exercised	(20,000)	0.85
Granted	648,502	6.21
Outstanding, December 31, 2018	1,784,029	$5.85

Vested and exercisable, December 31, 2017	537,833	$4.64
Vested and exercisable, December 31, 2018	826,680	$5.37

Page | 39

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

The assumptions used to estimate the fair value of the stock options granted during the year ended December 31, 2018 were a risk-free interest rate of 1.79% - 1.90%, expected volatility of 67.56% - 68.16%, expected life of 3 years, expected forfeiture rate of 5.57%, and an expected dividend yield of nil. The fair value, as determined using the Black-Scholes model, was between $2.69 and $3.09 per option granted in the period.

During the year ended December 31, 2018, the Company expensed a total of $1,358, in share-based payments related to the vesting of stock options (2017 – $674).

(c)    Warrants

	Number of warrants	Weighted average exercise price
		Canadian dollars
Outstanding, December 31, 2016	582,977	$6.01
Exercised	(238,515)	6.01
Outstanding, December 31, 2017	344,462	$6.01
Exercised	(204,462)	6.01
Expired unvested	(140,000)	6.01
Outstanding, December 31, 2018	-	$-

23.   Earnings per Share

	Years ended December 31,
Basic	2018	2017
Net income for the period	$33,990	$66,305
Weighted average number of shares (000's)	159,785	158,036
Earnings per share - basic	$0.21	$0.42

	Years ended December 31,
Diluted	2018	2017
Net income for the period	$33,990	$66,305

Weighted average number of shares (000's)	159,785	158,036
Incremental shares from options, RSUs and PSUs	1,851	250
Incremental shares from warrants	-	26
Weighted average diluted number of shares (000's)	161,636	158,312
Diluted earnings per share	$0.21	$0.42

As at December 31, 2018, there were 1,266 anti-dilutive options and nil warrants excluded from the above calculation (2017 – nil).

Page | 40

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

24.   Sales

The Company’s geographical analysis of revenue from contracts with customers is segmented based on the destination of product as follows:

(a)    By-product and Geographical Area

	Year ended December 31, 2018
	Peru	Switzerland	Mexico	Total
Silver-gold concentrates	$-	$166,481	$13,670	$180,151
Silver-lead concentrates	40,254	-	-	40,254
Zinc concentrates	48,831	-	-	48,831
Provisional pricing adjustments	(1,636)	(3,055)	(1,249)	(5,940)
Sales to external customers	$87,449	$163,426	$12,421	$263,296

	Year ended December 31, 2017
	Peru	Switzerland	Mexico	Total
Silver-gold concentrates	$-	$-	$180,491	$180,491
Silver-lead concentrates	42,144	-	-	42,144
Zinc concentrates	45,300	-	-	45,300
Provisional pricing adjustments	671	-	(495)	176
Sales to external customers	$88,115	$-	$179,996	$268,111

(b)    By Major Customer

	Years ended December 31,
	2018	2017
Customer 1	$162,082	$-
Customer 2	66,429	79,523
Customer 3	-	106,850
Customer 4	-	73,146
Customer 5	34,785	8,592
	$263,296	$268,111

25.   Cost of Sales

	Year ended December 31, 2018
	Caylloma	San Jose	Total
Direct mining costs	$38,788	$60,860	$99,648
Salaries and benefits	7,303	5,889	13,192
Workers' participation	1,726	4,438	6,164
Depletion and depreciation	12,222	32,251	44,473
Royalties	218	3,030	3,248
	$60,257	$106,468	$166,725

Page | 41

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

	Year ended December 31, 2017
	Caylloma	San Jose	Total
Direct mining costs	$35,476	$58,187	$93,663
Salaries and benefits	6,013	5,286	11,299
Workers' participation	1,545	5,805	7,350
Depletion and depreciation	9,175	32,929	42,104
Royalties	1,283	2,852	4,135
	$53,492	$105,059	$158,551

26.   Selling, General, and Administrative

	Years ended December 31,
	2018	2017
Selling, general and administrative	$21,088	$19,320
Workers' participation	1,400	1,750
	22,488	21,070
Share-based payments	3,701	3,841
	$26,189	$24,911

27.   Other Expenses

	Years ended December 31,
	2018	2017
Loss on disposal of property, plant, and equipment	$167	$1,450
Write off of spare parts	398	985
Write off of assets held for sale	691	-
Write off of mineral properties	-	202
Other expense (income)	705	(956)
	$1,961	$1,681

28.   Interest and Finance Cost, Net

	Years ended December 31,
	2018	2017
Interest income	$3,429	$1,950
Interest expense	(1,092)	(1,645)
Standby and commitment fees	(470)	(29)
Accretion expense	(830)	(684)
Loss on debt restructure	(653)	-
	$384	$(408)

Page | 42

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

29.  Income Taxes

(a)    Reconciliation of Effective Tax Rate

Income tax expense differs from the amount that would be computed by applying the applicable Canadian statutory income tax rate to income before income taxes. The significant reasons for the differences are as follows:

	Years ended December 31,
	2018	2017
Net income before tax	$67,340	$104,951
Statutory tax rate	27.0%	26.0%
Anticipated income tax at statutory rates	18,182	27,287
Non-deductible expenditures	1,935	1,082
Differences between Canadian and foreign tax rates	2,159	5,804
Changes in estimate	(679)	88
Effect of change in tax rates	299	(1,576)
Inflation adjustment	(6,408)	(2,242)
Impact of foreign exchange	10,377	(666)
Changes in deferred tax assets not recognized	(287)	4,194
Mining taxes	4,383	4,568
Withholding taxes	3,180	649
Other items	209	(542)
Total income tax expense	$33,350	$38,646

Total income tax represented by:
Current income tax expense	$30,563	$34,863
Deferred tax expense	2,787	3,783
	$33,350	$38,646

The Company’s Peruvian operating subsidiary, Minera Bateas, had an agreement with the Peruvian government that stabilized its tax rate until December 31, 2017. The Company will be subject to a Peruvian income tax rate of 29.5% in 2018 and thereafter.

On December 27, 2017, the Argentine Congress passed the proposed tax reform which became effective on January 1, 2018. The changes included an immediate transitional reduction in corporate income tax rate from 35% to 30% for the two taxation years beginning on or after January 1, 2018. Effective January 1, 2020 and thereafter, the Argentine corporate income tax rate will reduce from 30% to 25%.

Effective January 1, 2018, the British Columbia provincial tax rate increased from 11% to 12%, resulting in an increase in the combined Canadian Federal and Provincial statutory tax rate to 27%.

Page | 43

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

(b)    Tax Amounts Recognized in Profit or Loss

	Years ended December 31,
	2018	2017
Current tax expense
Current taxes on profit for the year	$30,515	$34,940
Changes in estimates related to prior years	48	(77)
	$30,563	$34,863

Deferred tax expense
Origination and reversal of temporary differences and foreign exchange rate effects	$3,216	$5,194
Changes in estimates related to prior years	(728)	165
Effect of changes in tax rates	299	(1,576)
	$2,787	$3,783

Total Tax expense	$33,350	$38,646

(c)    Deferred Tax Balances

The significant components of the recognized deferred tax assets and liabilities are:

	December 31,	December 31,
	2018	2017
Deferred tax assets:
Reclamation and closure cost obligation	$4,594	$3,996
Carried forward tax loss	3,386	1,079
Accounts payable and accrued liabilities	5,642	4,235
Deductibility of resource taxes	3,436	3,597
Other	190	954
Total deferred tax assets	$17,248	$13,861

Deferred tax liabilities:
Mineral properties	$(34,541)	$(30,413)
Mining and foreign withholding taxes	(8,412)	(6,973)
Equipment and buildings	(4,413)	(4,658)
Other	(1,326)	(474)
Total deferred tax liabilities	$(48,692)	$(42,518)

Net deferred tax liabilities	$(31,444)	$(28,657)

Classification:
	2018	2017
Deferred tax assets	$-	$-
Deferred tax liabilities	(31,444)	(28,657)
Net deferred tax liabilities	$(31,444)	$(28,657)

Page | 44

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

The Company’s movement of net deferred tax liabilities is described below:

	2018	2017
At January 1	$28,657	$24,874
Deferred income tax expense through income statement	2,787	3,783
At December 31	$31,444	$28,657

(d)    Unrecognized Deferred Tax Assets and Liabilities

The Company recognizes tax benefits on losses or other deductible amounts where it is more likely than not that the deferred tax asset will be realized. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consists of the following amounts:

	December 31,	December 31,
	2018	2017
Unrecognized deductible temporary differences and unused tax losses:
Non capital losses	$81,188	$73,994
Provisions	5,173	11,720
Share issue costs	3,354	4,473
Mineral properties, plant and equipment	244	762
Capital losses	2,326	906
Unrecognized deductible temporary differences	$92,285	$91,855

As at December 31, 2018, the Company has temporary differences associated with investments in subsidiaries for which an income tax liability has not been recognized as the Company can control the timing of the reversal of the temporary differences and the Company plans to reinvest in its foreign subsidiaries. The temporary difference associated with investments in subsidiaries aggregate as follow:

	December 31,	December 31,
	2018	2017
Mexico	$97,705	$69,044
Peru	69,669	98,070

(e)    Tax Loss CarryForwards

Tax losses have the following expiry dates:

		December 31,		December 31,
	Year of expiry	2018	Year of expiry	2017
Canada	2026 – 2038	$81,000	2026 – 2037	$74,300
Argentina	2019 – 2023	11,900	2018 – 2022	3,700
Mexico	2021 – 2026	349	2021 – 2025	332
Peru	2021	238	2021	265

In addition, as at December 31, 2018, the Company has accumulated Canadian resource-related expenses of $6,582 (2017 - $5,773) for which the deferred tax benefit has not been recognized.

Page | 45

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

30.  Segmented Information

The following summary describes the operations of each reportable segment:

•	Bateas – operates the Caylloma silver, lead, and zinc mine
•	Cuzcatlan – operates the San Jose silver-gold mine
•	Mansfield – development of the Lindero Project
•	Corporate – corporate stewardship

	Year ended December 31, 2018
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Revenues from external customers	$-	$87,449	$175,847	$-	$263,296
Cost of sales before depreciation and depletion	-	(48,035)	(74,217)	-	(122,252)
Depreciation and depletion in cost of sales	-	(12,222)	(32,251)	-	(44,473)
Selling, general, and administration	(14,692)	(3,973)	(7,524)	-	(26,189)
Other expenses	(411)	(311)	(3,938)	(4,136)	(8,796)
Finance items	(1,172)	6,263	1,111	(448)	5,754
Segment (loss) profit before taxes	(16,275)	29,171	59,028	(4,584)	67,340
Income taxes	(3,168)	(10,628)	(18,544)	(1,010)	(33,350)
Segment (loss) profit after taxes	$(19,443)	$18,543	$40,484	$(5,594)	$33,990

	Year ended December 31, 2017
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Revenues from external customers	$-	$88,115	$179,996	$-	$268,111
Cost of sales before depreciation and depletion	-	(44,317)	(72,130)	-	(116,447)
Depreciation and depletion in cost of sales	-	(9,175)	(32,929)	-	(42,104)
Selling, general, and administration	(15,406)	(3,507)	(5,998)	-	(24,911)
Other income (expenses)	(1,626)	31,003	(3,699)	-	25,678
Finance items	(867)	(4,620)	111	-	(5,376)
Segment (loss) profit before taxes	(17,899)	57,499	65,351	-	104,951
Income taxes	(643)	(17,136)	(20,927)	60	(38,646)
Segment (loss) profit after taxes	$(18,542)	$40,364	$44,423	$60	$66,305

	December 31, 2018
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Total assets	$31,739	$174,985	$286,621	$293,172	$786,517
Total liabilities	$84,575	$35,568	$38,220	$25,350	$183,713
Capital expenditures	$1,448	$16,400	$16,224	$83,335	$117,407

	December 31, 2017
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Total assets	$82,976	$156,513	$316,693	$150,466	$706,648
Total liabilities	$57,887	$35,169	$48,442	$1,566	$143,064
Capital expenditures	$540	$13,184	$22,577	$10,757	$47,058

Page | 46

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

31.  Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following sets up the methods and assumptions used to estimate the fair value of Level 2 and Level 3 financial instruments.

Financial asset or liability	Methods and assumptions used to estimate fair value

Trade receivables	Trade receivables arising from the sales of metal concentrates are subject to provisional pricing, and the final selling price is adjusted at the end of a quotational period. We mark these to market at each reporting date based on the forward price corresponding to the expected settlement date.

Interest rate swaps, and metal contracts	Fair value is calculated as the present value of the estimated contractual cash flows. Estimates of future cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. These are discounted using a yield curve, and adjusted for credit risk of the Company or the counterparty.

Marketable securities – warrants	The Company determines the value of the warrants using a Black-Scholes valuation model which uses a combination of quoted prices and market-derived inputs, such as volatility and interest rate estimates. Fair value changes on the warrants are charged to profit and loss.

During the year ended December 31, 2018, and 2017, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

Page | 47

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

	Carrying value				Fair value
December 31, 2018	Fair Value (hedging)	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Trade receivables concentrate sales	$-	$28,132	$-	$28,132	$-	$28,132	$-	$-
Interest rate swap asset	(224)	-	-	(224)	-	(224)	-	-
Metal forward sales contracts	-	2,646	-	2,646	-	2,646	-	-
	$(224)	$30,778	$-	$30,554	$-	$30,554	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$90,503	$90,503	$-	$-	$-	$90,503
Short term investments	-	-	-	-	-	-	-	-
Other receivables	-	-	3,179	3,179	-	-	-	3,179
	$-	$-	$93,682	$93,682	$-	$-	$-	$93,682

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(24,219)	$(24,219)	$-	$-	$-	$(24,219)
Payroll payable	-	-	(14,976)	(14,976)	-	-	-	(14,976)
Share units payable	-	-	(5,173)	(5,173)	-	(5,173)	-	-
Finance lease obligations	-	-	(8,766)	(8,766)	-	-	-	(8,766)
Bank loan payable	-	-	(69,302)	(69,302)	-	(70,000)	-	-
Other payables	-	-	(4,030)	(4,030)	-	-	-	(4,030)
	$-	$-	$(126,466)	$(126,466)	$-	$(75,173)	$-	$(51,991)

Page | 48

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

	Carrying value						Fair value
December 31, 2017	Available for sale	Fair value through profit or loss	Fair Value (hedging)	Loans and receivables	Other liabilities	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Marketable securities - shares	$555	$-	$-	$-	$-	$555	$555	$-	$-	$-
Marketable securities - warrants	-	1	-	-	-	1	-	1	-	-
Trade receivables concentrate sales	-	34,250	-	-	-	34,250	-	34,250	-	-
Interest rate swap asset	-	-	140	-	-	140	-	140	-	-
	$555	$34,251	$140	$-	$-	$34,946	$555	$34,391	$-	-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$-	$183,074	$-	$183,074	$-	$-	$-	$183,074
Term deposits	-	-	-	29,500	-	29,500	-	-	-	29,500
Other receivables	-	-	-	1,251	-	1,251	-	-	-	1,251
	$-	$-	$-	$213,825	$-	$213,825	$-	$-	$-	$213,825

Financial liabilities measured at Fair Value
Metal forward sales and zero cost collar contracts	$-	$(2,328)	$-	$-	$-	$(2,328)	$-	$(2,328)	$-	$-
	$-	$(2,328)	$-	$-	$-	$(2,328)	$-	$(2,328)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$-	$-	$(13,576)	$(13,576)	$-	$-	$-	$(13,576)
Payroll payable	-	-	-	-	(13,894)	(13,894)	-	-	-	(13,894)
Share units payable	-	-	-	-	(11,720)	(11,720)	-	(11,720)	-	-
Finance lease obligations	-	-	-	-	(906)	(906)	-	-	-	(906)
Bank loan payable	-	-	-	-	(39,871)	(39,871)	-	(40,000)	-	-
Other payables	-	-	-	-	(1,671)	(1,671)	-	-	-	(1,671)
	$-	$-	$-	$-	$(81,638)	$(81,638)	$-	$(51,720)	$-	$(30,047)

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

32.  Management of Financial Risk

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

The Company is exposed to certain financial risks, including credit risk, liquidity risk, currency risk, metal price risk, and interest rate risk.

(a)    Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. All of our trade accounts receivables from concentrate sales are held with large international metals trading companies.

The Company’s cash and cash equivalents and short term investments are held through large financial institutions. These investments mature at various dates within one year.

The Company’s maximum exposure to credit risk as at December 31, 2018 and 2017 is as follows:

	December 31,	December 31,
	2018	2017
Cash and cash equivalents	$90,503	$183,074
Short term investments	72,824	29,500
Marketable securities	-	556
Derivative assets	2,646	140
Accounts receivable and other assets	32,769	36,370
Income tax receivable	136	130
Other non-current receivables	15,241	1,223
	$214,119	$250,993

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. We limit our exposure to counterparty credit risk on cash and term deposits by only dealing with financial institutions with high credit ratings and through our investment policy of purchasing only instruments with a high credit rating. Almost all of our concentrate are sold to large well-known concentrate buyers.

(b)    Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We manage our liquidity risk by continually monitoring forecasted and actual cash flows. We have in place a planning and budgeting process to help determine the funds required to support our normal operating requirements and our development plans. We aim to maintain sufficient liquidity to meet our short term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and our committed and anticipated liabilities.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

The following are the remaining contractual maturities of financial liabilities at the reporting date. The tables include cash flows associated with both interest and principal payments.

	Expected payments due by year as at December 31, 2018
	Less than			After
	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	$48,510	$-	$-	$-	$48,510
Credit facility	-	-	70,000	-	70,000
Derivative liabilities	224	-	-	-	224
Income tax payable	8,358	-	-	-	8,358
Equipment loan	4,328	5,371	-	-	9,699
Other liabilities	-	1,166	-	-	1,166
Operating leases	1,055	1,248	250	-	2,553
Capital commitments, Lindero	111,940	-	-	-	111,940
Provisions	878	6,738	4,029	6,262	17,907
	$175,293	$14,523	$74,279	$6,262	$270,357

	Expected payments due by year as at December 31, 2017
	Less than			After
	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	$41,476	$-	$-	$-	$41,476
Bank loan	-	40,000	-	-	40,000
Derivative liabilities	2,328	-	-	-	2,328
Income tax payable	14,237	-	-	-	14,237
Finance lease obligations	906	-	-	-	906
Other liabilities	-	1,356	-	-	1,356
Operating leases	653	1,025	634	-	2,312
Provisions	1,708	4,690	5,465	3,323	15,186
	$61,308	$47,071	$6,099	$3,323	$117,801

Operating leases includes leases for office premises, computer equipment and other equipment used in the normal course of business.

(c)    Currency risk

The functional and reporting currency for all entities within the consolidated group is the US dollar. We are exposed to fluctuations in foreign exchange rates as a portion of our expenses are incurred in Canadian dollars, Peruvian soles, Argentinean pesos and Mexican pesos. A significant change in the foreign exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s profit or loss, financial position, or cash flows. We have not hedged our exposure to foreign currency fluctuations.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

As at December 31, 2018 and 2017, the Company was exposed to currency risk through the following assets and liabilities denominated in foreign currencies:

	December 31, 2018
	Canadian Dollars	Peruvian Soles	Mexican Pesos	Argentinian Pesos
Cash and cash equivalents	376	941	37,039	6,967
Accounts receivable and other assets	279	3,660	11,836	598,002
Income tax receivable	-	459	-	-
Investments in associates	5,244	-	-	-
Trade and other payables	(8,478)	(18,492)	(218,833)	(125,159)
Due to related parties	(23)	-	-	-
Provisions, current	-	-	(2,991)	-
Income tax payable	-	(4,591)	(59,810)	-
Other liabilities	-	-	(2,296)	-
Provisions	-	-	(66,977)	-
Total foreign currency exposure	(2,602)	(18,023)	(302,032)	479,810
US$ equivalent of foreign currency exposure	(2,010)	(5,458)	(16,055)	11,646

	December 31, 2017
	Canadian Dollars	Peruvian Soles	Mexican Pesos	Argentinian Pesos
Cash and cash equivalents	4,511	693	27,842	12,186
Marketable securities	697	-	-	-
Accounts receivable and other assets	292	4,428	3,018	33
Income tax receivable	-	421	-	-
Investments in associates	3,685	-	-	-
Trade and other payables	(14,950)	(17,244)	(253,702)	(7,814)
Provisions, current	-	-	(2,418)	-
Income tax payable	-	(6,631)	(176,977)	-
Other liabilities	(1,576)	-	(1,967)	-
Provisions	-	-	(78,567)	-
Total foreign currency exposure	(7,341)	(18,333)	(482,771)	4,405
US$ equivalent of foreign currency exposure	(5,852)	(5,650)	(24,462)	236

Sensitivity as to change in foreign currency exchange rates on our foreign currency exposure as at December 31, 2018 is provided below:

		Effect on foreign
		denominated
Currency	Change	items
Mexican Peso	+/- 10%	$1,874
Peruvian Soles	+/- 10%	$506
Argentinian Peso	+/- 10%	$878
Canadian Dollar	+/- 10%	$351

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

(d)    Metal Price Risk

We are exposed to metal price risk with respect to our sales of silver, gold, zinc, and lead concentrates. A 10% change in metal prices from the prices used at December 31, 2018 would result in the following change to sales and accounts receivable for sales which are still based on provisional prices as at December 31, 2018. As a matter of policy, we do not hedge our silver production.

Metal	Change	Effect on Sales
Silver	+/- 10%	$2,201
Gold	+/- 10%	$1,332
Lead	+/- 10%	$196
Zinc	+/- 10%	$365

We mitigate the price risk of our base metal production from time to time by committing a portion of such production under forward sales and collar contracts. As at December 31, 2018, the Company has zero cost collars for an aggregate of 4,500 tonnes of zinc with a floor price of $3,050 per tonne and a cap price of $3,300 per tonne maturing between January and June 2019.

(note 7(a)).

(e)    Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Currently, our interest rate exposure mainly relates to interest earned on our cash, cash equivalent, and short term investment balances, and the mark-to-market value of derivative instruments which depend on interest rates. We have entered into an interest rate swap to mitigate the interest rate risk on our bank loan.

(f)    Capital Management

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing the growth of its business and providing returns to its shareholders. The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets. The Company’s capital requirement is effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.

The Company’s capital structure consists of equity comprising of share capital, reserves and retained earnings as well as debt facilities, equipment financing obligations less cash, cash equivalents and short-term investments

	December 31,	December 31,
	2018	2017
Equity	$602,804	$563,584
Credit facilities	69,302	39,871
Equipment financing obligations	8,766	906
Less: Cash, cash equivalents and short-term investments	(163,327)	(212,574)
	$517,545	$391,787

The Company is not subject to externally imposed capital requirements with the exception of complying with covenants under the credit facility. As at December 31, 2018 and 2017, the Company was in compliance with the covenants.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

33.   Supplemental Cashflow Information

The changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes were as follows:

	Bank Loan	Loan and lease obligation	Interest rate swaps
As at January 1, 2017	$39,768	$3,034	$253
Amortization of transaction costs	103	-	-
Principal payments	-	(2,128)	-
Interest accrued	-	-	(25)
Change in fair value	-	-	(368)
As at January 1, 2018	39,871	906	(140)
Transaction cost	(1,338)	-	-
Loss on debt modifications	653	-	-
Amortization of transaction costs	116	-	-
Principal payments	-	(1,932)	-
Additions included as current	-	4,295	-
Additions included as non-current	30,000	5,497	-
Settlement of the swap	-	-	228
Change in fair value	-	-	(312)
As at December 31, 2018	$69,302	$8,766	$(224)

34.  Contingencies and Capital Commitments

(a)    Bank Letter of Guarantee

The Caylloma Mine closure plan was updated in December 2018, with total undiscounted closure costs of $11,431 consisting of progressive closure activities of $3,646, final closure activities of $7,156, and post-closure activities of $790. Pursuant to the closure regulations, the Company is required to place the following guarantees with the government:

•	2018 – $4,990
•	2019 – $7,237
•	2020 – $9,704

The Company has established a bank letter of guarantee in the amount of $7,237 (2017 – $4,990), on behalf of Bateas in favor of the Peruvian mining regulatory agency, in compliance with local regulation and to collateralize Bateas’ mine closure plan. This bank letter of guarantee expires on December 31, 2019.

(b)    Other Commitments

As at December 31, 2018, the Company had capital commitments of $111,940 for civil work, equipment purchases and other services at the Lindero Gold Project expected to be expended within one year.

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

The expected payments due by period, as at December 31, 2018 are as follows:

	Less than
	1 year	1 - 3 years	4 - 5 years	Total
Office premises	$820	$1,072	$215	$2,107
Computer equipment	235	176	35	446
Total operating leases	$1,055	$1,248	$250	$2,553

(c)    Tax Contingencies

Peru

The Company has been assessed $1,313, including interest and penalties of $872, for the tax years 2010 and 2011 by SUNAT, the Peruvian tax authority, with respect to the deduction of certain losses arising from derivative instruments. The Company applied to the Peruvian tax court to appeal the assessments.

On January 22, 2019, the Peruvian tax court reaffirmed SUNAT’s position and denied the deduction. The Company believes the assessment is inconsistent with Peruvian tax law and that it is probable the Company will succeed on appeal through the Peruvian legal system. The Company has paid the disputed amount in full in order to stop additional interest from accruing, and is taking steps through the Peruvian legal system to appeal the decision of the Peruvian tax court.

No amounts have been accrued as at December 31, 2018 and December 31, 2017 with respect to the tax assessment as the Company believes it is probable that the appeal will be successful.

Mexico

During 2015, the Company’s foreign trade operations for tax years 2011 to 2014 were reviewed by the Mexican Tax Administration Service (“SAT”) and was subject to an administrative customs procedure (“PAMA”) for specific temporary import documents (pediments). On October 27, 2015, the SAT issued an assessment regarding the Company’s foreign trade operations for tax years 2011 to 2014, and denied certain claims, which resulted in the following assessments totaling $198 (the “tax credit”):

•	$30 in general import tax, $90 in VAT, and $5 custom management tax, and
•	associated fines of $94

On December 11, 2015, the Company established a security bond in the amount of $211 in favor of PAMA to collateralize this tax credit of $198. On January 21, 2016, the Company presented its arguments before the Mexican Federal Court for the nullification and voidance of the tax credit (the “Company claim”). On August 18, 2016, the Mexican Federal Court issued a first instance resolution declaring the nullity and voidance of the tax assessment, which the tax authority appealed.

On April 6, 2017, the Mexican Federal Court issued a ruling to reinstate the tax credits in dispute and ordered the tax authority to settle the tax credits. The ruling is final and unappealable. In October 2017, the security bond was released and fully recovered.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Presented in thousands of US dollars – unless otherwise noted)

(d)    SGM Royalty

The Mexican Geological Service (“SGM”) has advised the Company that in 1993 the previous owner of one of the Company’s mineral concessions located at the San Jose Mine in Oaxaca, Mexico granted SGM a royalty of 3% of the billing value of minerals obtained from the concession. The Company was unaware of the existence of the royalty since it does not appear on the electronic title register (although it is listed in the official record books of the concessions of the Mining Registry, it was not disclosed to the Company by the prior owner at the time of sale, nor was it noted in any of the multiple legal title opinions obtained by the Company at the time of and since it acquired the concession. The Company has engaged three independent Mexican law firms and has obtained legal opinions from all three firms which confirm that there was no legal basis for the creation of the royalty and that it was invalidly created. All opinions confirm that it is more likely than not that the Company’s position will succeed in the event of a dispute. The Company has advised SGM that it is of the view that no royalty is payable and has taken administrative steps to remove reference to the royalty on the title register. No action has been started by the mining authority. In the event of a dispute, the Company would be required to pay the then claimed amount of the royalty to preserve the concession and would thereafter proceed with dispute proceedings. The amount of the royalty, if payable is materially less than cash and cash equivalents on hand and would not have a material adverse impact on the Company’s results of operations.

(e)    Other Contingencies

The Company is subject to various investigations, royalties and other claims, legal, labor, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably for the Company. Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company. None of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

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